December 22, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Investment Partners Opportunity Fund

Dear Mr. Zapata:

On November 5, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Investment Partners Opportunity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 777 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Alberto Zapata provided the following comments on December 11, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please update the fee table and expense limitation disclosure as necessary.

Response. The updated fee table and footnotes are as follows:

Shareholder Fees (fees paid directly from your investment)	Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	1.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	2.20%
812558.2

December 22, 2015 Page 2

Acquired Fund Fees and Expenses(1)	0.44%
Total Annual Fund Operating Expenses	3.79%
Fee Waiver and/or Expense Reimbursement(2)	(1.55)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.24%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.
(2)	The Fund's adviser has contractually agreed to waive its fees and/or reimburse expenses of the Fund, at least until December 31, 2016 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser) will not exceed 1.80% of the Fund’s Class A shares. This agreement may be terminated by the Fund's Board of Trustees on 60 days’ written notice to the adviser.

Comment 2. Please clarify whether the Fund will continue to pay particular attention to certain sectors as it has in the past.

Response. The relevant disclosure has been revised as follows (new disclosure in bold):

While the adviser reviews and considers investment opportunities in all sectors, over time, the adviser has traditionally paid and intends to continue to pay particular attention to value investment opportunities in the natural resources, energy, health care, and technology sectors.

Comment 3. Please confirm if the Fund will use derivatives in executing its principal investment strategies.

Response. The Fund does not intend to use derivatives, except for options, in executing its principal investment strategies.

Comment 4. Please explain why it is appropriate for the Fund to use the S&P North American Natural Resources Sector Index as a supplemental benchmark.

Response. Because the Fund has and intends to maintain meaningful exposure to the natural resource sector, especially gold and oil, the Registrant believes that the use of the S&P North American Natural Resources Sector Index as a supplemental benchmark is appropriate.

December 22, 2015 Page 3

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla